Exhibit 99.1

NEWS RELEASE

Fortuna reports progress on its share buyback program

Vancouver, January 8, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report that, from Tuesday, December 23, 2025, through Wednesday, January 7, 2026, the Company repurchased an aggregate of 1,700,000 common shares on the open market of the New York Stock Exchange under its normal course issuer bid (NCIB). Shares were acquired at a weighted-average price of $10.01 per share for a total gross consideration of $17,019,894, excluding brokerage fees. All repurchased shares will be cancelled. To date, Fortuna has repurchased approximately 11 percent of the 15,347,999 shares authorized under the NCIB (refer to Fortuna news release dated April 30, 2025).

Fortuna’s organic growth pipeline in West Africa continues to advance on multiple fronts. At Diamba Sud, early works are underway, with engineering and procurement activities progressing and ground broken for the new accommodation camp. Supported by the robust PEA economics (refer to Fortuna news release dated October 15, 2025), the Company is advancing a feasibility study targeted for the second quarter of 2026 and is progressing the following:

•	Continuing the early works program to materially de-risk the execution schedule ahead of full development.

•	Securing approval of the environmental and social impact assessment (ESIA) in the first quarter of 2026.

•	Applying for and receiving an exploitation permit before the expiry of the exploration permit in June 2026, positioning Diamba Sud for a construction decision soon thereafter.

At Séguéla, a processing plant expansion feasibility study is underway to evaluate options to support long-term production growth driven by ongoing resource expansion, including the potential future incorporation of underground mineralization at the Sunbird deposit into the mine plan.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to Fortuna’s intentions with respect to the NCIB and the effects of repurchases of common shares thereunder, including any enhancement to shareholder value; the expected timing of the completion of a feasibility study, securing approval of the ESIA, receiving an exploitation permit, and making a construction decision at Diamba Sud; statements regarding the potential future incorporation of underground mineralization at the Sunbird deposit into the mine plan at Séguéla; as well as Fortuna’s capital priorities and its business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “expected”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; legislative or regulatory developments; any significant changes to common share price or trading volume; continued availability of capital and financing; changes to general economic, market or business conditions; business opportunities that become available to, or are pursued by, Fortuna; operational risks associated with mining and mineral processing; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to prevailing and further market prices for Fortuna’s common shares; that Fortuna’s future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital; future cash flow and debt levels; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); that there will be no significant disruptions affecting the Company’s operations; the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.